AB 3/16



07004565

SE... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15229

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: V.J. SHAH & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

148 LINDEN STREET
(No. and Street)

WELLESLEY (City) MA (State) 02482 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIJAY SHAH (781) 237-6830
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUMANN & BAUMANN CPAS
(Name – *if individual, state last, first, middle name*)

873 WORCESTER STREET (Address) WELLESLEY (City) MA (State) 02482 (Zip Code)


SEC MAIL RECEIVED PROCESSING
MAR - 1 2007
WASH, D.C.
213
SECTION

PROCESSED
MAR 19 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/19

OATH OR AFFIRMATION

I, VIJAY SHAH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of V.J. SHAH & CO., INC., as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Commission Expires: Jan 9, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

V. J. SHAH & CO., INC.

DECEMBER 31, 2006

V. J. SHAH & CO., INC.

DECEMBER 31, 2006

TABLE OF CONTENTS



SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH, D.C.
213
SECTION

BAUMANN & BAUMANN CPAs
873 Worcester Street
Wellesley, Massachusetts 02482
(781) 239-0190

To the Board of Directors and Shareholders of
V. J. Shah & Co., Inc.

We have audited the Focus Report of V. J. Shah & Co., Inc. as of December 31, 2006. The audit was made in accordance with auditing standards generally accepted in the United States of America and, accordingly, includes a review of the system of internal control, the procedures employed for safeguarding securities, the practices and procedures employed in complying with Rule 17a-13 and in the resolution of securities differences, and such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances, including the auditing procedures prescribed by the Securities and Exchange Commission. There were no material differences with respect to the computation of Net capital and SEC Rule 15c3-1, and the computation of Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3. We found no inadequacies in our audit of the above mentioned procedures and systems.

In our opinion, the Focus Report, with all supporting statements and schedules present fairly the financial position of V. J. Shah & Co., Inc. at December 31, 2006 in the form prescribed by the Securities and Exchange Commission, in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding year.



Wellesley, Massachusetts
February 26, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART II [11]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):
1) Rule 17a-5(a) [16] 2) Rule 17a-5(b) [17] 3) Rule 17a-11 [18]
4) Special request by designated examining authority [19] 5) Other [26]

NAME OF BROKER-DEALER

V. J. SHAH & CO., INC [13]

SEC FILE NO.
8-15229 [14]

FIRM I.D. NO.
3373 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

148 LINDEN STREET [20]
(No. and Street)

WELLESLEY [21] MA [22] 02482 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
01/01/06 [24]

AND ENDING (MM/DD/YY)
12/31/06 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

VIJAY SHAH, PRESIDENT [30]

(Area Code) — Telephone No.
(781) 237-6830 [31]

NAMES OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT


SEC MAIL PROCESSING
RECEIVED
MAR - 1 2007
WASH. DC
213
SECTION

		OFFICIAL USE	
	[32]		[33]
	[34]		[35]
	[36]		[37]
	[38]		[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITIED REPORT [X] [42]

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements, and schedukes remain true, correct and complete as previously submitted.

Dated the 26th day of Feb 2007,

Manual signatures of:

1) [signature]
Principal Executive Officer or Managing Partner

2) ______________________
Principal Financial Officer or Partner

3) ______________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatement or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

BAUMANN & BAUMANN CPAS [70]

ADDRESS

873 WORCESTER STREET [71]	WELLESLEY [72]	MA [73]	02482 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD
[50]	[51]	[52]	[53]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

	Allowable	Non-Allowable	Total
1. Cash	37,966 [0200]		37,966 [0750]
2. Cash segregated in compliance with federal and other regulations	639 [0210]		639 [0760]
3. Receivable from brokers or dealers and clearing organizations:			
A. **Failed to deliver:**			
1. **Includable in "Formula for Reserve Requirements"**	[0220]		
2. **Other**	[0230]		0 [0770]
B. **Securities borrowed:**			
1. **Includable in "Formula for Reserve Requirements"**	[0240]		

2. Other	[0250]		0 [0780]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[0260]		
2. Other	[0270]		0 [0790]
D. Clearing Organizations:			
1. Includable in "Formula for Reserve Requirements"	[0280]		
2. Other	[0290]		0 [0800]
E. Other	[0300]	[0550]	0 [0810]

4\. Receivables from customers:

A. Securities accounts:			
1. Cash and fully secured accounts:	[0310]		
2. Partly secured accounts	[0320]	[0560]	
3. Unsecured accounts		[0570]	
B. Commodity accounts	4,692 [0330]	[0580]	
C. Allowance for doubtful accounts	[0335]	[0590]	4,692 [0820]
5. Receivables from non-customers:			
A. Cash and fully secured accounts	[0340]		
B. Partly secured and unsecured accounts	[0350]	[0600]	0 [0830]

6. Securities purchased under agreements to resell	[0360]	[0605]	0 [0840]
7. Securities and spot commodities owned, at market value:			
A. **Bankers acceptances, certificates of deposit and commercial paper**	[0370]		
B. **U.S. and Canadian Government obligations**	[0380]		
C. **State and municipal government obligations**	[0390]		
D. **Corporate obligations**	[0400]		
E. **Stocks and warrants**	626,168 [0410]		
F. **Options**	[0420]		

G. Arbitrage

[0422]

H. Other securities

40,829 [0424]

I. Spot commodities

[0430]

J. Total inventory - includes encumbered securities of $ [0120]

666,997 [0850]

8. Securities owned not readily marketable:

A. At cost [0130]

B. At estimated fair value

[0440] [0610] 0 [0860]

9. Other investments not readily marketable:

A. At cost [0140]

B. **At estimated fair value**	[0450]	[0620]	0 [0870]
10. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:			
A. **Exempted securities** [0150]			
B. **Other** [0160]	[0460]	[0630]	0 [0880]
11. Secured demand notes - market value of collateral:			
A. **Exempted securities** [0170]			
B. **Other** [0180]	[0470]	[0640]	0 [0890]

12. Memberships in exchanges:			
A. **Owned, at market value**	[0190]		
B. **Owned, at cost**		[0650]	
C. **Contributed for use of company, at market value**		[0660]	0 [0900]
13. Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
14. Property, furniture, equipment, leasehold improvements and rights under lease agreements: At cost(net of accumulated depreciation and amortization)	[0490]	17,415 [0680]	17,415 [0920]
15. Other Assets:			
A. **Dividends and interest receivables**	[0500]	[0690]	

B.	Free shipments	[0510]	[0700]	
C.	Loans and advances	[0520]	[0710]	
D.	Miscellaneous	162,766 [0530]	13,069 [0720]	
E.	Collateral accepted under SFAS 140	[0536]		
F.	SPE Assets	[0537]		175,835 [0930]
16.	TOTAL ASSETS	873,060 [0540]	30,484 [0740]	903,544 [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
17. Bank loans payable:			
A. **Includable in "Formula for Reserve Requirements"**	[1030]	[1240]	0 [1460]
B. **Other**	[1040]	[1250]	0 [1470]
18. Securities sold under repurchase agreements		[1260]	0 [1480]
19. Payable to brokers or dealers and clearing organizations:			
A. **Failed to receive:**			
1. **Includable in "Formula for Reserve Requirements"**	[1050]	[1270]	0 [1490]
2. **Other**	[1060]	[1280]	0 [1500]

B. Securities loaned:			
1. Includable in "Formula for Reserve Requirements"	[1070]		0 [1510]
2. Other	[1080]	[1290]	0 [1520]
C. Omnibus accounts:			
1. Includable in "Formula for Reserve Requirements"	[1090]		0 [1530]
2. Other	[1095]	[1300]	0 [1540]
D. Clearing organizations:			
1. Includable in "Formula for Reserve Requirements"	[1100]		0 [1550]
2. Other	[1105]	[1310]	0 [1560]

E. **Other:**	[1110]	[1320]	0 [1570]
20. Payable to customers:			
A. **Securities accounts including free credits of** ______ **[0950]**	[1120]		0 [1580]
B. **Commodities acccounts**	[1130]	[1330]	0 [1590]
21. Payable to non customers:			
A. **Securities accounts**	[1140]	[1340]	0 [1600]
B. **Commodities accounts**	[1150]	[1350]	0 [1610]
22. Securities sold not yet purchased at market value including arbitrage of ______ [0960]		[1360]	0 [1620]

23. Accounts payable and accrued liabilities and expenses:

A.	**Drafts payable**	[1160]		0 [1630]
B.	**Accounts payable**	5,057 [1170]		5,057 [1640]
C.	**Income taxes payable**	984 [1180]		984 [1650]
D.	**Deferred income taxes**		[1370]	0 [1660]
E.	**Accrued expenses and other liabilities**	6,000 [1190]		6,000 [1670]
F.	**Other**	[1200]	[1380]	0 [1680]
G.	**Obligation to return securities**		[1386]	0 [1686]
H.	**SPE Liabilities**		[1387]	0 [1687]

24. Notes and mortgages payable:

A. Unsecured

[1210]		0 [1690]

B. Secured

[1211]	[1390]	0 [1700]

25. Liabilities subordinated to claims of general creditors:

A. Cash borrowings

[1400]	0 [1710]

1. **from outsiders** [0970]

2. **Includes equity subordination (15c3-1(d)) of** [0980]

B. Securities borrowings, at market value:

[1410]	0 [1720]

from outsiders [0990]

C.	Pursuant to secured demand note collateral agreements		[1420]	0 [1730]
1.	from outsiders [1000]			
2.	Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
26.	TOTAL LIABILITIES:	12,041 [1230]	0 [1450]	12,041 [1760]

Ownership Equity

Total

27.	Sole proprietorship		[1770]
28.	Partnership-limited partners		[1780]
		[1020]	
29.	Corporation		
A.	**Preferred stock**		24,000 [1791]
B.	**Common stock**		5,900 [1792]
C.	**Additional paid-in capital**		8,319 [1793]
D.	**Retained earnings**		910,241 [1794]
E.	**Total**		948,460 [1795]
F.	**Less capital stock in treasury**		- 56,957 [1796]
30.	**TOTAL OWNERSHIP EQUITY:**		891,503 [1800]
31.	**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**		903,544 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 01/01/2006 [3932] Period Ending 12/31/2006 [3933] Number of months 12 [3931]

REVENUE

1. Commissions:

a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on transactions in exchange listed equity securities executed over-the-counter	[3937]
c.	Commissions on listed options transactions	[3938]
d.	All other securities commissions	1,207 [3939]
e.	Total securities commissions	1,207 [3940]

2. Gains or losses on firm securities trading accounts:

a.	From market making in over-the-counter equity securities		[3941]
i.	Includes gains or (losses) OTC market making in exchange listed equity securities	[3943]	

b. From trading in debt securities

[3944]

c. From market making in options on a national securities exchange

[3945]

d. From all other trading

102,000 [3949]

e. Total gains or (losses)

102,000 [3950]

3. Gains or losses on firm securities investment accounts

a. Includes realized gains (losses)

[4235]

b. Includes unrealized gains (losses)

[4236]

c. Total realized and unrealized gains (losses)

0 [3952]

4. Profits or (losses) from underwriting and selling groups

[3955]

a. Includes underwriting income from corporate equity securities

[4237]

5. Margin interest

[3960]

6.	Revenue from sale of investment company shares	5,534 [3970]
7.	Fees for account supervision, investment advisory and administrative services	[3975]
8.	Revenue from research services	[3980]
9.	Commodities revenue	[3990]
10.	Other revenue related to securities business	[3985]
11.	Other revenue	128,078 [3995]
12.	Total revenue	236,819 [4030]

EXPENSES

13.	Registered representatives' compensation	45,682 [4110]
14.	Clerical and administrative employees' expenses	[4040]
15.	Salaries and other employment costs for general partners, and voting stockholder officers	[4120]

a. **Includes interest credited to General and Limited Partners capital accounts** [4130]

16.	Floor brokerage paid to certain brokers (see definition)				[4055]
17.	Commissions and clearance paid to all other brokers (see definition)				[4145]
18.	Clearance paid to non-brokers (see definition)				[4135]
19.	Communications			22,844	[4060]
20.	Occupancy and equipment costs			29,198	[4080]
21.	Promotional costs				[4150]
22.	Interest expense				[4075]
a.	**Includes Interest on accounts subject to subordination agreements**		[4070]		
23.	Losses in error account and bad debts				[4170]
24.	Data processing costs (including service bureau service charges)				[4186]
25.	Non-recurring charges				[4190]

26. Regulatory fees and expenses — 9,108 [4195]

27. Other expenses — 53,008 [4100]

28. Total expenses — 159,840 [4200]

NET INCOME

29. Income (loss) before Federal income taxes and items below (Item 12 less Item 28) — 76,979 [4210]

30. Provision for Federal income taxes (for parent only) — -4,443 [4220]

31. Equity in earnings (losses) of unconsolidated subsidiaries not included above — [4222]

a. **After Federal income taxes of** — [4238]

32. Extraordinary gains (losses) — [4224]

a. **After Federal income taxes of** — [4239]

33. Cumulative effect of changes in accounting principles — [4225]

34. Net income (loss) after Federal income taxes and extraordinary items — 81,422 [4230]

MONTHLY INCOME

35.

Income (current monthly only) before provision for Federal income taxes and extraordinary items

-99

[4211]

EXEMPTIVE PROVISIONS

25.
If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) **(1)--Limited business (mutual funds and/or variable annuities only)** ☐ [4550]

B. (k) **(2)(i)--"Special Account for the Exclusive Benefit of customers" maintained** ☐ [4560]

C. (k) **(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)** ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) **(3)--Exempted by order of the Commission** ☐ [4580]

INFORMATION FOR POSSSESSION OR CONTROL REQUIREMENTS UNDER 15C3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B ______ [4586]

   A. **Number of items** ______ [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D ______ [4588]

   A. **Number of items** ______ [4589]

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

   Yes (selected) [4584]
   No [4585]

COMPUTATION FOR RESERVE REQUIREMENTS FOR BROKER DEALERS UNDER RULE 15C3-3

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	[4340]
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	[4350]
3.	Monies payable against customers' securities loaned (see Note C)	[4360]
4.	Customers' securities failed to receive (see Note D)	[4370]
5.	Credit balances in firm accounts which are attributable to principal sales to customers	[4380]
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	[4390]
7.	**Market value of short security count differences over 30 calendar days old	[4400]
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	[4410]

9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent or the issuer during the 40 days

[4420]

10. Other (List)

[4425A]	[4425B]
[4425C]	[4425D]
[4425E]	[4425F]
	0 [4425]

11. TOTAL CREDITS — 0 [4430]

DEBIT BALANCES

12. **Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3

[4440]

13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver

[4450]

14. Failed to deliver of customers' securities not older than 30 calendar days

[4460]

15. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F)

[4465]

16.
Other (List)

[4469A]	[4469B]
[4469C]	[4469D]
[4469E]	[4469F]
	0 [4469]

17.
**Aggregate debit items — 0 [4470]

18.
**less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i)) — [4471]

19.
**TOTAL 15c3-3 DEBITS — 0 [4472]

RESERVE COMPUTATION

20.
Excess of total debits over total credits (line 19 less line 11) — [4480]

21.
Excess of total credits over total debits (line 11 less line 19) — [4490]

22.
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits — [4500]

23.
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period — [4510]

24. Amount on deposit (or withdrawal) including [4520]

value of qualified securities [4515]

25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including 0 [4530]

value of qualified securities [4525]

26. Date of deposit (MM/DD/YYYY) [4540]

FREQUENCY OF COMPUTATION

Daily ( ) [4332] Weekly ( ) [4333] Monthly (•) [4334] N/A ( )

**

In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER DEALERS

CREDIT BALANCES

1. Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	[2110]	
2. Monies borrowed collateralized by securities carried for PAIB (See Note 1)	[2120]	
3. Monies payable against PAIB securities loaned (see Note 2)	[2130]	
4. PAIB securities failed to receive	[2140]	
5. Credit balances in firm accounts which are attibutable to principal sales to PAIB	[2150]	
6. Other (List) (See Notes 4,5 and 6)		

[2160A]	[2160B]
[2160C]	[2160D]
[2160E]	[2160F]
	0 [2160]

7. TOTAL PAIB CREDITS	0 [2170]

DEBIT BALANCES

8. Debit balances in PAIB excluding unsecured accounts and accounts doubtful of collection — [2180]

9. Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver — [2190]

10. Failed to deliver of PAIB securities not older than 30 calendar days — [2200]

11. Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts (See Notes 3,4,5 and 6) — [2210]

12. Other (List)

[2220A]	[2220B]
[2220C]	[2220D]
[2220E]	[2220F]
	0 [2220]

13. TOTAL PAIB DEBITS — 0 [2230]

RESERVE COMPUTATION

14. Excess of total PAIB debits over total PAIB credits (line 13 less line 7) — [2240]

15. Excess of total PAIB credits over total PAIB debits (line 7 less line 13) [2250]

16. Excess debits in customer reserve formula computation [2260]

17. PAIB Reserve Requirement (line 15 less line 16) 0 [2270]

18. Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period [2275] [2280]

19. Amount of deposit (or withdrawal) including value of qualified securities [2285] [2290]

20. New amount in Reserve Bank Account(s) after adding deposit or subtracting value of qualified securities [2295] [2300]

21. Date of deposit (MM/DD/YYYY) [2310]

FREQUENCY OF COMPUTATION

Weekly ○ [2320] Monthly ◉ [2330] N/A ○

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 891,503 [3480]

2. Deduct ownership equity not allowable for Net Capital — [3490]

3. Total ownership equity qualified for Net Capital — 891,503 [3500]

4. Add:

   A. **Liabilities subordinated to claims of general creditors allowable in computation of net capital** — 0 [3520]

   B. **Other (deductions) or allowable credits (List)**

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

0 [3525]

5. Total capital and allowable subordinated liabilities — 891,503 [3530]

6. Deductions and/or charges:

A.	Total non-allowable assets from Statement of Financial Condition (Note B and C)		30,484 [3540]
1.	Additional charges for customers' and non-customers' security accounts		[3550]
2.	Additional charges for customers' and non-customers' commodity accounts		[3560]
B.	Aged fail-to-deliver		[3570]
1.	Number of items	[3450]	
C.	Aged short security differences-less		
	reserve of	[3460]	[3580]
	number of items	[3470]	
D.	Secured demand note deficiency		[3590]
E.	Commodity futures contracts and spot commodities proprietary capital charges		[3600]

F. **Other deductions and/or charges** ______ [3610]

G. **Deductions for accounts carried under Rule 15c3-1(a)(6), and (a)(7) and (c)(2)(x).** ______ [3615]

H. **Total deductions and/or charges** -30,484 [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]	
[3630C]	[3630D]	
[3630E]	[3630F]	0 [3630]

8. Net capital before haircuts on securities positions 861,019 [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. **Contractual securities commitments** ______ [3660]

B. **Subordinated securities borrowings** ______ [3670]

C. **Trading and investment securities:**

1.	Bankers' acceptances, certificates of deposit and commerical paper	[3680]
2.	U.S. and Canadian government obligations	[3690]
3.	State and municipal government obligations	[3700]
4.	Corporate obligations	[3710]
5.	Stocks and warrants	93,925 [3720]
6.	Options	[3730]
7.	Arbitrage	[3732]
8.	Other securities	817 [3734]
D.	Undue Concentration	[3650]
E.	Other (List)	

[3736A]	[3736B]
[3736C]	[3736D]

	[3736E]	[3736F]	
		0 [3736]	-94,742 [3740]
10.	Net Capital		766,277 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	802 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	250,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	250,000 [3760]
14.	Excess net capital (line 10 less 13)	516,277 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	765,072 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	12,041 [3790]

17\.

Add:

A\.

Drafts for immediate credit

[3800]

B\.

Market value of securities borrowed for which no equivalent value is paid or credited

[3810]

C\.

Other unrecorded amounts(List)

[3820A]	[3820B]
[3820C]	[3820D]
[3820E]	[3820F]

0 [3820]

0 [3830]

18\.

Deduct Adjustment based upon deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))

[3838]

19\.

Total aggregate indebtedness

12,041 [3840]

20\.

Percentage of aggregate indebtedness to net capital (line 19 / line 10)

% 2 [3850]

21. Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 / line 10 less Item 4880)

% 2 [3853]

OTHER RATIOS

Part C

29. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

% 0 [3860]

30. Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) - Net Capital

% [3852]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

RECAP

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, which have not been deducted in the computation of net capital.

1. Equity Capital

A. **Partnership Capital:**

1. **General Partners** ______ [4700]

2. **Limited** ______ [4710]

3. **Undistributed Profits** ______ [4720]

4. **Other** 0 [4730]

Description	Amount
[4730A]	[4730B]
[4730C]	[4730D]
[4730E]	[4730F]

5. **Sole Proprietorship** ______ [4735]

B. **Corporation Capital:**

1. Common Stock [4740]

2. Preferred Stock [4750]

3. Retained Earnings (Dividends and Other) [4760]

4. Other (describe below) 0 [4770]

Description	Amount
[4770A]	[4770B]
[4770C]	[4770D]
[4770E]	[4770F]

2. Subordinated Liabilities

A. Secured Demand Notes [4780]

B. Cash Subordinations [4790]

C. Debentures [4800]

D. Other 0 [4810]

Description		Amount
	[4810A]	[4810B]
	[4810C]	[4810D]
	[4810E]	[4810F]

3. Other Anticipated Withdrawals

A.	**Bonuses**	[4820]
B.	**Voluntary Contributions to Pension or Profit Sharing Plans**	[4860]
C.	**Other**	0 [4870]

Description		Amount
	[4870A]	[4870B]
	[4870C]	[4870D]
	[4870E]	[4870F]

Total	0 [4880]

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		810,081 [4240]
A.	Net income (loss)		81,422 [4250]
B.	Additions (includes non-conforming capital of	[4262])	[4260]
C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)		891,503 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
A.	Increases	[4310]
B.	Decreases	[4320]

4. Balance, end of period (From item 3520) 0 [4330]

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION

Customers' Regulated Commodity Futures Accounts

Segregation Requirements

1. Net ledger balance:

   A. **Cash** [7010]

   B. **Securities (at market)** [7020]

2. Net unrealized profit (loss) in open futures cantracts traded on a contract market: [7030]

3. Exchange traded options:

   A. **Add: Market Value of open option contracts purchased on a contract market** [7032]

   B. **Deduct: Market Value of open option contracts granted (sold) on a contract market** [7033]

4. Net equity (deficit) (total of 1, 2 and 3) 0 [7040]

5. Add accounts liquidating to a deficit and accounts with debit balances with no open trades [7050]

6.	Amount required to be segregated (total of 4 and 5)	0 [7060]

Funds On Deposit In Segregation

7. Deposited in segregated funds bank accounts:

A.	**Cash**	[7070]
B.	**Securities representing investments of customers' funds (at market)**	[7080]
C.	**Securities held for particular customer or option customers in lieu of cash (at market)**	[7090]

8. Margins on deposit with clearing organizations of contract markets:

A.	**Cash**	[7100]
B.	**Securities representing investments of customers' funds (at market)**	[7110]
C.	**Securities held for particular customer or option customers in lieu of cash (at market)**	[7120]

9.	Settlement due from (to) clearing organizations of contract markets	[7130]

10. Exchange traded options:

A. **Add: Unrealized receivables for option contracts purchased on contract markets** [7132]

B. **Deduct: Unrealized obligations for option contracts granted (sold) on contract markets** [7133]

11. Net Equities with other FCMs [7140]

12. Segregated funds on hand:

A. **Cash** [7150]

B. **Securities representing investments of customers' funds (at market)** [7160]

C. **Securities held for particular customer or option customers in lieu of cash (at market)** [7170]

13. Total amount in segregation (total of 7 through 12) 0 [7180]

14. Excess (incufficiency) funds in segregation (13 minus 6) 0 [7190]

FINANCIAL AND OPERATIONAL DATA

		Valuation	Number
1.	Month end total number of stock record breaks unresolved over three business days		
A	**breaks long**	[4890]	[4900]
B	**breaks short**	[4910]	[4920]

2. Is the firm in *compliance with* Rule 17a-13 regarding periodic count and verification of securities positions and locations at least once in each calender quarter?

Yes (•) [4930] No ( ) [4940]

		Number
3.	Personnel employed at end of reporting period	
A	**Income producing personnel**	1 [4950]
B	**Non-income producing personnel (all other)**	1 [4960]
C	**Total**	2 [4970]
4.	Actual number of tickets executed during current month of reporting period	2 [4980]
5.	Number of corrected customer confirmations mailed after settlement date	[4990]

No. of Items	Debit(Short Value)	No. of Items	Credit(Long Value)

6.	Money differences	[5000]	[5010]	[5020]	[5030]
7.	Security suspense accounts	[5040]	[5050]	[5060]	[5070]
8.	Security difference accounts	[5080]	[5090]	[5100]	[5110]
9.	Commodity suspense accounts	[5120]	[5130]	[5140]	[5150]
10.	Open transactions with correspondents, other brokers, clearing organizations, depositories and interoffice and intercompany accounts which could result in a charge - unresolved amounts over 30 calender days	[5160]	[5170]	[5180]	[5190]

11.	Bank account reconcilations - unresolved amounts over 30 calender days	[5200]	[5210]	[5220]	[5230]
12.	Open transfers over 40 calender days not confirmed	[5240]	0 [5250]	[5260]	[5270]
13.	Transactions in reorganization accounts - over 60 calender days	[5280]	[5290]	[5300]	[5310]
14.	**Total**	0 [5320]	0 [5330]	0 [5340]	0 [5350]

		No. of Items	**Ledger Amount**	**Market Value**
15.	Failed to deliver 5 business days or longer (21 business days or longer in the case of Municipal Securities)	[5360]	[5361]	[5362]
16.	Failed to receive 5 business days or longer (21 business days or longer in the case of Municipal Securities)	[5363]	[5364]	[5365]

17. Securities concentrations (See instructions in Part I)

A	**Proprietary positions**	[5370]

B	Customers accounts under Rule 15c3-3	[5374]
18.	Total of personal capital borrowings due within six months	[5378]
19.	Maximum haircuts on underwriting commitments during the period	[5380]
20.	Planned capital expenditures for business expansion during next six months	[5382]
21.	Liabilities of other individuals or organizations guaranteed by respondent	[5384]
22.	Lease and rentals payable within one year	16,500 [5386]
23.	Aggregate lease and rental commitments payable for entire term of lease	
A	Gross	16,500 [5388]
B	Net	[5390]

V. J. SHAH & CO., INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2006 & 2005

V. J. SHAH & CO., INC.

TABLE OF CONTENTS

BAUMANN & BAUMANN CPAs

873 Worcester Street
Wellesley, Massachusetts 02482
(781) 239-0190

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
V. J. Shah & Co., Inc.

We have audited the accompanying statements of financial condition of V. J. Shah & Co., Inc. as of December 31, 2006 and 2005, and the related statements of income (loss) and retained earnings, and cash flows – direct method for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of V. J. Shah & Co., Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information, as described in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Wellesley, Massachusetts
February 26, 2007

V. J. SHAH & CO., INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2006 & 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 79,434	$ 166,536
Investments, marketable securities	626,168	470,278
Prepaid expenses	7,687	7,157
Commissions receivable	4,692	7,814
Deferred tax asset	5,382	-
TOTAL CURRENT ASSETS	723,363	651,785
PROPERTY AND EQUIPMENT, at cost, less accumulated depreciation and amortization of $25,739 in 2006 and $54,571 in 2005	17,415	10,182
OTHER ASSETS		
Cash surrender value of life insurance	162,766	157,413
TOTAL ASSETS	$ 903,544	$ 819,380

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 11,057	$ 7,199
Federal and state taxes payable	45	2,101
Total current liabilities	11,102	9,300
LONG-TERM LIABILITIES		
Deferred tax liability	939	-
Total long-term liabilities	939	-
TOTAL LIABILITIES	12,041	9,300
STOCKHOLDERS' EQUITY		
Common stock, Class A voting	1,000	1,000
Common stock, Class B non-voting	4,900	4,900
Preferred stock, 5% non-cumulative	24,000	24,000
Additional paid-in capital	8,319	8,319
Retained earnings	910,241	828,818
	948,460	867,037
Less treasury stock, 20,301 shares in 2006 and 2005, at cost	(56,957)	(56,957)
TOTAL STOCKHOLDERS' EQUITY	891,503	810,080
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 903,544	$ 819,380

See accompanying notes to financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF INCOME (LOSS) AND RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2006 & 2005

	2006	2005
REVENUES		
Commission, trading and service revenues	$ 122,382	$ 120,269
Net realized and unrealized gains and losses from investment activities	89,164	58,959
Increase in cash surrender value of life insurance	5,215	5,222
Dividend and interest income	12,838	10,171
Gain on disposition of fixed assets	7,221	-
TOTAL REVENUES	236,820	194,621
OPERATING EXPENSES		
Salaries, officers	18,000	18,000
Professional fees	37,602	36,528
Rent	18,180	18,120
Telephone	7,382	6,645
Travel and entertainment	11,926	15,068
Automobile	4,065	2,530
Employee benefit programs	26,037	17,352
Gifts	1,821	-
Office supplies and costs	15,462	9,068
Dues and subscriptions	3,911	4,433
Insurance	5,402	5,529
Taxes, payroll	1,645	1,598
Taxes, other	492	836
Advertising	968	968
Depreciation and amortization	4,647	9,288
TOTAL OPERATING EXPENSES	157,540	145,963
NET INCOME BEFORE (PROVISION FOR) INCOME TAXES	79,280	48,658
INCOME TAX (BENEFIT) PROVISION	2,143	(4,101)
NET INCOME	81,423	44,557
RETAINED EARNINGS AT BEGINNING OF YEAR	828,818	784,261
RETAINED EARNINGS AT END OF YEAR	$ 910,241	$ 828,818

See accompanying notes to financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF CASH FLOWS – DIRECT METHOD

YEARS ENDED DECEMBER 31, 2006 & 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from customers	$ 125,504	$ 119,446
Cash paid to suppliers and employees	(148,088)	(139,160)
Dividends and interests received	12,838	10,171
Income taxes paid	(5,971)	(2,000)
NET CASH (USED IN) OPERATING ACTIVITIES	(15,717)	(11,543)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(11,880)	-
Purchase of investments	(609,423)	(499,026)
Proceeds from disposition of fixed assets	7,221	-
Proceeds from sale of investments	542,697	620,986
NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(71,385)	121,960
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(87,102)	110,417
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	166,536	56,119
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 79,434	$ 166,536

See accompanying notes to financial statements.

V. J. SHAH & CO., INC.

STATEMENTS OF CASH FLOWS – DIRECT METHOD

YEARS ENDED DECEMBER 31, 2006 & 2005

	2006	2005
RECONCILIATION OF NET INCOME TO NET CASH (USED IN) OPERATING ACTIVITIES:		
Net income	$ 81,423	$ 44,557
Adjustments to reconcile net income to net cash (used in) operating activities:		
Net realized and unrealized (gain) loss from investment activities	(89,164)	(58,959)
Gain on disposition of fixed assets	(7,221)	
Depreciation and amortization	4,647	9,288
(Increase) in prepaid expenses	(530)	(431)
(Increase) in cash surrender value of life insurance	(5,353)	(5,396)
Decrease (Increase) in commissions receivable	3,122	(823)
Decrease (increase) in accounts payable and accrued expenses	3,858	(1,880)
(Decrease) Increase in federal and state taxes payable	(2,056)	2,101
Increase in deferred tax asset	(5,382)	-
Increase in deferred tax liability	939	-
TOTAL ADJUSTMENTS	(97,140)	(56,100)
NET CASH (USED IN) OPERATING ACTIVITIES	($ 15,717)	($ 11,543)

SUPPLEMENTAL DISCLOSURE

No interest was paid or capitalized, and there were no noncash investing or financing activities for the years ended December 31, 2006, and 2005, respectively.

See accompanying notes to financial statements.

V. J. SHAH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

(1) SIGNIFICANT ACCOUNTING POLICIES

Principal Business Activity

V. J. Shah & Co., Inc. (A Massachusetts Corporation) was organized in 1969 as a broker/dealer of investment securities for customers located in New England. The Company is a registered member of the Securities and Exchange Commission and the National Association of Securities Dealers.

Marketable Securities

The Company's marketable securities, which consist entirely of equity securities, have been categorized trade securities and, as a result, are stated at fair value. Unrealized holding gains and losses on these positions are included as a component of earnings. The basis for which the Company computes cost in determining realized gains and losses is specific identification.

Property and Equipment

Property and Equipment are recorded at cost. Expenditures for routine repairs and maintenance are charged to operations as they are incurred while those which significantly improve or extend the lives of existing assets are capitalized. Depreciation and amortization are computed using the straight-line method.

Income taxes

Income tax expense includes Federal and State taxes currently payable and deferred taxes arising from temporary differences between incomes from financial reporting and tax purposes. These differences result principally from recognition of unrealized gains and losses for financial reporting purposes.

Cash and Cash Equivalents

Excess funds are invested in a daily money market fund. This investment is considered to be a cash equivalent. At December 31, 2006 and 2005 the daily money market fund balance was $40,829 and $150,057, respectively. During the course of the normal business cycle, the Company at times maintains on deposit cash balances in excess of insured limits, and no losses have been realized as a result. The Company considers temporary cash investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

V. J. SHAH & CO., INC.
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

(1) SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Advertising costs are expensed as incurred. Advertising expense totaled $968 for both the calendar years 2006 and 2005.

Commissions Receivable and Allowance for Doubtful Accounts

Commissions receivable and other receivables are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.

The Company's policy is to evaluate all receivables, principally from commissions, for collectibility on a monthly basis, after considering factors such as customer credit-worthiness and past transaction history. Based on management's assessment, the Company provides for estimated uncollected amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to commissions receivable. There were no material allowances considered necessary as of December 31, 2006 and 2005 and there were no write-offs for the respective years ended.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company concentrations of credit risk consist principally of commission receivables. Concentrations of credit risk with respect to commission receivables are limited due to the large number of companies comprising the Company's reference base. As of December 31, 2006, the Company had no significant concentrations of credit risk.

(2) INVESTMENTS

Marketable securities for investment purposes are shown on the December 31, 2006 and 2005 statements of financial position at market value as follows:

	2006	2005
Aggregate cost	$ 623,693	$ 550,954
Gross unrealized gain	90,031	46,937
Gross unrealized loss	(87,556)	(127,613)
Market value	$ 626,168	$ 470,278
Net unrealized gains (losses) recorded as income	83,151	34,428
Net realized gains from sale of marketable securities	6,013	24,531
Total net realized and unrealized gains and losses from investment activities	$ 89,164	$ 58,959
Gross proceeds from sale of securities	$ 542,697	$ 620,986

At December 31, 2006 and 2005, respectively, the marketable securities consisted of equity securities, and, accordingly, no government obligations were held.

(3) PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following categories, along with their respective estimated useful lives used for computing depreciation and amortization:

Assets	2006	2005	Estimated Useful Lives
Furniture and fixtures	$ 22,398	$ 15,320	5 – 7 Years
Office equipment	16,007	12,264	5 Years
Leasehold improvements	3,690	3,690	7 Years
Software	1,059	-	36 months
Auto equipment	-	33,479	5 Years
Total Property and equipment	43,154	64,753	
Less accumulated depreciation and amortization	(25,739)	(54,571)	
Total Property and equipment, net	$ 17,415	$ 10,182	

In 2006, $33,479 of fully-depreciated auto equipment was disposed of for $7,221.

(4) INCOME TAXES

The deferred tax amount consists of the following as of December 31 2006 and 2005:

	2006		2005	
	Current	Non-current	Current	Non-current
Deferred tax assets	$ 5,382	$ -	$ 20,393	$ -
Deferred tax liabilities	-	(939)	-	-
Less valuation allowance	-	-	(20,393)	-
Deferred tax assets (liabilities), net	$ 5,382	($ 939)	$ -	$ -

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For 2006, the deferred tax amounts included in the accompanying balance sheets primarily consist of future tax benefits and liabilities attributable to unused net operating losses, unrealized gains on investments and depreciation relating to property and equipment. For 2005, the deferred tax amounts primarily consisted of unrealized losses on investments.

During 2006, the Company's capital gains exceeded its $80,676 capital loss carryforwards, and thus all the carryforwards were utilized. During 2005, the Company used its remaining net operating loss carryforward of $9,650 against its taxable income. For the year ended December 31, 2006, the Company's deferred asset is attributable to a net operating loss of $23,323. Its deferred tax liability is attributable to an unrealized capital gain of $2,475 and tax in excess of book depreciation of $1,595.

In previous years, no benefit for income taxes was been recorded due to the uncertainty of the realization of any tax assets. In 2006, the valuation allowance was eliminated based on management's belief that it is more likely than not that the deferred tax asset will be fully realizable. For the year ended December 31, 2006 and 2005, the valuation allowance decreased $20,393 and $9,652, respectively.

(5) INCOME TAXES, CONTINUED

The Company's effective tax rate is lower than what would be expected if the federal statutory rate were applied to income before income taxes. For 2006, this is primarily due to the use of net unrealized appreciation on securities included for financial statement purposes but not for tax purposes and operating loss carryforwards. In 2005 and prior years, capital loss carryforwards contributed to the lower effective tax rate, in addition to these factors.

Components of the income tax benefit (provision) for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
Current		
Federal	($ -)	($ 256)
State	(2,300)	(3,845)
Subtotal current provision	(2,300)	(4,101)
Deferred		
Federal	2,887	-
State	1,556	-
Subtotal deferred provision	4,443	-
Income tax benefit (provision)	$ 2,143	($ 4,101)

(5) LEASE OBLIGATION

The Company leases its office under a lease expiring on September 30, 2011. Rent expense totaled $18,180 $18,120 for the years ended December 31, 2006 and 2005, respectively. The lease provides for annual adjustments to the Company's scheduled minimum rental amounts equal to its pro-rata share of any property tax increase. On each anniversary ended September 30, the annual rent are adjusted by the previous year's CPI increase for the Wellesley area.

Future minimum rental payments, which do not reflect the property tax and CPI adjustments, for the five years ending December 31, 2011 are as follows:

2007	$ 18,180
2008	18,180
2009	18,180
2010	18,180
2011	13,635
Total minimum future rental payments	$ 86,355

(6) REGULATORY REQUIREMENTS

Pursuant to net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital may fluctuate on a daily basis. The Company had net capital of $766,277 and $719,200 at December 31, 2006 and 2005, respectively. The minimum net capital requirement is $250,000. There were no material differences in the computations of net capital and 15c3-3 reserve requirements and the related computations in the Company's unaudited Focus II Form X-17A-5 submitted to the SEC.

V. J. SHAH & CO., INC.

(7) CAPITAL STRUCTURE

	2006	2005
Common stock, Class A voting, $0.10 par value: Authorized and issued 10,000 shares, outstanding 9,699 shares in 2006 and 2005	$ 1,000	$ 1,000
Common stock, Class B non-voting, $0.10 par value Authorized 100,000 shares, issued 49,000 shares, outstanding 29,000 shares in 2006 and 2005	$ 4,900	$ 4,900
Preferred stock, 5% non-cumulative, $100.00 par value: Authorized, issued and outstanding 240 shares.	$24,000	$24,000
Treasury stock is recorded at cost. Total number of shares 20,301 in 2006 and 2005	$56,957	$56,957

ADDITIONAL INFORMATION

V. J. SHAH & CO., INC.

Computation of Net Capital Pursuant to Rule 15c3-1
And Statement Pursuant to Rule 17a-5(d)(4)
Of the Securities and Exchange Commission

For the years ended December 31, 2006 and 2005

Computation of net capital pursuant to Rule 15c3-1 **Computation of net capital:**	2006	2005
Total ownership equity from statement of financial condition	$ 891,503	$ 810,080
Less: Non-allowable assets:		
Deferred tax asset - current	5,382	-
Fixed assets, net	17,415	10,182
Deposits	770	770
Prepaid expenses and other current assets	6,917	6,387
Total non-allowable assets	30,484	17,339
Less: haircuts on securities	(94,742)	(73,543)
Net capital	$ 766,277	$ 719,198
Computation of basic net capital requirement:		
Minimum dollar net capital requirements of reporting broker-dealer	$ 250,000	$ 250,000
Minimum net capital required (6-2/3 % of Aggregate indebtedness pursuant to Rule 15c3-1)	$ 802	$ 620
Excess net capital	$ 516,277	$ 469,198
Aggregate indebtedness	$ 12,041	$ 9,300
Percentage of aggregate indebtedness to net capital	1.57%	1.29%

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the above computation and the computation included with the Company's Focus II Form X-17A-5 for the year ending December 31, 2006. A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was prepared as there is a prior year difference between the Company's computation of net capital and the computation contained herein as follows:

	2006	2005
Net capital as reported in Company's Part IIA (unaudited) Focus Report	$ 766,277	$ 719,200
Rounding	-	(2)
Net capital per above	$ 766,277	$ 719,198

BAUMANN & BAUMANN CPAs
873 Worcester Street
Wellesley, Massachusetts 02482
(781) 239-0190

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Shareholders of
V. J. Shah & Co., Inc.

In planning and performing our audit of the financial statements of V. J. Shah & Co., Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control requirement does not reduce to a relatively low level the risk that the error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

To the Board of Directors and Shareholders of
V. J. Shah & Co., Inc.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Wellesley, Massachusetts
February 26, 2007

END